Filed by RMR Real Estate Income Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: RMR Real Estate Income Fund

Commission File No. 811-22234

FOR IMMEDIATE RELEASE

PLANNED MERGER OF

RMR ASIA PACIFIC REAL ESTATE FUND

AND

RMR REAL ESTATE INCOME FUND

Newton, MA (June 1, 2011).   RMR Asia Pacific Real Estate Fund (NYSE Amex: RAP) and RMR Real Estate Income Fund (NYSE Amex: RIF) today announced that their respective Boards of Trustees have approved the merger of RAP into RIF.  RIF intends to file a preliminary Joint Proxy Statement/Prospectus relating to the reorganization with the U.S. Securities and Exchange Commission, or the SEC, in the near future.  Among other matters, the proposed reorganization provides that:

•                  Newly issued common shares of RIF will be issued in exchange for outstanding common shares of RAP, and the existing RAP common shares will be cancelled.  The number of RIF common shares to be issued to existing RAP common shareholders will be determined based upon the relative net asset values (“NAV”) per common share of RIF and RAP, respectively.

•                  Prior to the reorganization, RAP will make a self tender offer for up to 20% of its outstanding common shares.  The tender offer price will be RAP’s NAV per common share at the time the purchase is completed.

•                  Subject to the completion of the reorganization and the absence of adverse changes to market conditions and RIF’s business prospects, the Board of RIF has approved raising RIF’s quarterly dividend rate from $0.42/share ($1.68/share per year) to $0.44/share ($1.76/share per year) after the reorganization.

•                  The completion of the proposed reorganization, the RAP tender offer and the RIF dividend increase are conditioned upon the approval of the reorganization by the shareholders of each of RAP and RIF and upon receipt of a ruling from the U.S. Internal Revenue Service that the reorganization will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

•                  RIF preferred shareholders are not expected to be adversely affected by the proposed reorganization and, accordingly, they will not vote as a separate class.

The proposed reorganization will be submitted to a vote of common shareholders of RAP and common and preferred shareholders of RIF voting together as a single class at special shareholders’ meetings which have been tentatively scheduled for Tuesday, September 20, 2011.  Record shareholders of RAP and RIF at the close of business on Monday, June 13, 2011 will be entitled to vote at these meetings.  The meeting date has been tentatively set at this time because of various SEC procedures which must be completed before the Joint Proxy Statement/Prospectus may be distributed.  In the event any of these procedures are accelerated or delayed, a new meeting date may be publicly announced.

THE INFORMATION IN THIS PRESS RELEASE IS NOT COMPLETE.  A preliminary Joint Proxy Statement/Prospectus will be filed with the SEC and persons interested in the proposed reorganization should read the complete SEC filings when they become available. Moreover, these SEC filings will be preliminary only.  The final terms of the reorganization described in this press release may change as a result of comments received from the SEC staff or otherwise.  After these documents are filed with the SEC, they may be amended or withdrawn and they will not be distributed to shareholders of RAP and RIF unless and until they are declared effective by the SEC. This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of RAP or RIF; nor is this press release intended to solicit a proxy from any shareholder of RAP or RIF.  The solicitation of the purchase or sale of securities or of proxies to effect the reorganization may only be made by a final, effective RIF Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the RIF Registration Statement is declared effective by the SEC.

RAP and RIF, and their respective trustees, officers and employees, and investment advisor, RMR Advisors, Inc., and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed reorganization.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the funds’ respective trustees, officers and employees, and RMR Advisors, Inc.’s shareholders, officers and employees and other persons by reading the preliminary and definitive Joint Proxy Statement/Prospectus regarding the proposed reorganization, filed with the SEC, when they become available.

The RIF Registration Statement has not yet been filed or become effective, and the information contained therein, when filed, including the information contained in the Joint Proxy Statement/Prospectus, will not be complete and will be subject to change.  INVESTORS AND SECURITY HOLDERS OF RAP AND RIF ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND THE CHARGES AND EXPENSES OF RAP AND RIF CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES AND OTHER IMPORTANT INFORMATION ABOUT RAP AND RIF.  RIF may not sell securities until RIF’s Registration Statement, which includes the Joint Proxy Statement/Prospectus, filed with the SEC is effective.  The Joint Proxy Statement/Prospectus is not an offer to sell securities, or a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

The tender offer referred to in this press release has not yet commenced and relates to a planned tender offer by RAP for up to 20% of its outstanding shares at a price equal to RAP’s

NAV per common share at the time the purchase is completed.  This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of RAP.  The solicitation and the offer to buy shares of RAP common stock will be made pursuant to an offer to purchase and related materials that RAP intends to file with the SEC, subject to the satisfaction of the conditions described herein.  At the time the tender offer is commenced, RAP intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer.  RAP intends to mail these documents to the shareholders of RAP.  These documents will contain important information about the tender offer and shareholders of RAP are urged to read them carefully when they become available.

Investors may obtain free copies of the Joint Proxy Statement/Prospectus, tender offer statement, and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus, tender offer statement and other documents filed with the SEC may also be obtained after the RIF’s Registration Statement becomes effective by directing a request to: RMR Advisors, Inc., Two Newton Place, 255 Washington Street, Suite 300, Newton, MA, 02458 or by calling: (617) 332-9530.

RAP and RIF are both closed end managed investment companies managed by RMR Advisors, Inc., of Newton, MA.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE INCLUDES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON RAP’S AND RIF’S PRESENT BELIEFS AND EXPECTATIONS, BUT THEY ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR FOR VARIOUS REASONS, INCLUDING SOME REASONS BEYOND RAP’S OR RIF’S CONTROL.  FOR EXAMPLE:

•                  THIS PRESS RELEASE STATES THAT RIF INTENDS TO FILE A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS WITH THE SEC TO IMPLEMENT A REORGANIZATION BY WHICH RAP WILL BE MERGED INTO RIF.  THE IMPLICATION OF THIS STATEMENT MAY BE THAT RAP WILL BE MERGED INTO RIF.  THIS MERGER IS CONDITIONED UPON OBTAINING AN IRS RULING, UPON SHAREHOLDER APPROVALS BY RAP AND RIF SHAREHOLDERS AND CERTAIN OTHER MATTERS.  RAP HAS APPLIED TO THE IRS FOR SUCH A RULING AND RAP BELIEVES IT MAY OBTAIN THIS IRS RULING.  HOWEVER RAP’S OBTAINING SUCH A RULING IS NOT ASSURED AND NEITHER RAP NOR RIF CONTROL THE IRS RULING PROCESS.  SIMILARLY, EITHER RAP OR RIF SHAREHOLDERS MAY NOT APPROVE THIS MERGER, BUT THE APPROVAL OF BOTH OF THE RAP AND RIF SHAREHOLDERS, VOTING SEPARATELY, IS REQUIRED.  ACCORDINGLY, THIS MERGER MAY NOT OCCUR.

•                  THIS PRESS RELEASE STATES THAT PRIOR TO THE REORGANIZATION RAP WILL UNDERTAKE A SELF TENDER OFFER FOR UP TO 20% OF ITS OUTSTANDING SHARES AT A PRICE EQUAL TO RAP’S NAV PER SHARE.  THIS STATEMENT IMPLIES THAT RAP SHAREHOLDERS WHO DO NOT WISH TO EXCHANGE THEIR RAP SHARES FOR RIF SHARES OR WHO WISH TO SELL THEIR RAP SHARES AT NAV FOR OTHER REASONS MAY BE ABLE TO SELL THEIR RAP SHARES AT NAV.  HOWEVER, IF RAP SHAREHOLDERS WHO OWN MORE THAN 20% OF RAP’S SHARES ELECT TO TENDER THEIR SHARES, ONLY A PRO-RATA AMOUNT OF THE TENDERED SHARES FROM EACH SHAREHOLDER WILL BE PURCHASED.  ALSO, RAP’S MAKING A TENDER OFFER IS CONDITIONED UPON THE APPROVAL OF THE MERGER OF RAP INTO RIF WHICH IS ITSELF CONDITIONED AS SET FORTH ABOVE.  ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT SHAREHOLDERS OF RAP WILL BE ABLE TO SELL ANY OR ALL OF THEIR RAP SHARES AT NAV.

•                  THIS PRESS RELEASE STATES THAT THE BOARD OF TRUSTEES OF RIF HAS CONDITIONALLY APPROVED RAISING RIF’S QUARTERLY DIVIDEND RATE FROM $0.42/SHARE ($1.68/ SHARE PER YEAR) TO $0.44/SHARE ($1.76/SHARE PER YEAR).  RIF BELIEVES THAT ITS MERGER WITH RAP WILL CREATE CERTAIN ECONOMIES AND MAY LOWER ITS OPERATING COST RATIOS.  HOWEVER, FUTURE OPERATING COSTS ARE SUBJECT TO

NUMEROUS CONTINGENCIES SUCH AS CHARGES BY THIRD PARTY SERVICE PROVIDERS WHICH MAY BE BEYOND RIF’S CONTROL.  RIF’S ABILITY TO PAY FUTURE DIVIDENDS DEPENDS UPON RIF’S FUTURE INCOME AS WELL AS RIF’S FUTURE OPERATING COSTS, AND RIF’S INCOME IS ITSELF DEPENDENT UPON RIF’S INVESTMENT RESULTS AND MARKET CONDITIONS AFFECTING RIF’S INVESTMENT PORTFOLIO WHICH ARE BEYOND RIF’S CONTROL.  RIF’S BOARD OF TRUSTEES MAY CHANGE, LOWER OR EVEN ELIMINATE RIF’S DIVIDENDS IN THE FUTURE.  THERE CAN BE NO ASSURANCE THAT RIF’S FUTURE QUARTERLY DIVIDEND WILL BE $0.44/SHARE ($1.76/SHARE PER YEAR).

FOR THESE AND OTHER REASONS INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

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